































Alcon, Inc.

Exhibit 99.1

Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
TRAVATAN
(travoprost ophthalmic
solution) 0.004%
Alcon
2.5mL Sterile
VIGAMOX
CIPRODEX
Alcon
Patanol
(Olopatadine
Hydrochloride
Ophthalmic
Solution) 0.1%
5 mL Sterile

Systane
OPTI-FREE
Patanol
TRAVATAN

Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on April 25, 2005, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2005, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.



Management Presentation by

Cary Rayment
President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO



First Quarter Financial Highlights

	Q1 05	Q1 04	Growth
Global Sales	$ 1,070.5	$ 963.6	11.1%
Net Earnings	$ 249.5	$ 191.0	30.6%
Diluted EPS	$ 0.80	$ 0.61	31.1%

(dollars in millions, except per share amounts)



Geographic Sales Breakdown

Q1 2005



Q1 2004



Q1 2005 Sales and Growth by Business Unit

	Sales$	Reported Growth	Constant Currency
Global Sales	**$ 1,070.5**	**11.1%**	**8.5%**
United States	**$ 521.2**	**7.5%**	**7.5%**
International	**$ 549.3**	**14.7%**	**9.6%**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions, except per share amounts)



Pharmaceutical Sales

Reported Growth: + 14.0%

Constant Currency: + 11.8%

$600

$400

$379.1

$432.0

$200

$0

Q1 2004

Q1 2005

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)



Consumer Sales



$200
$150
$100
$50
$0
Reported Growth: + 6.8%
Constant Currency: + 4.4%
$140.6
$150.2
Q1 2004
Q1 2005

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

Surgical Sales

Reported Growth: + 10.0%

Constant Currency: +   7.1%

$600

$400

$200

$0

$443.9

$488.3

Q1 2004

Q1 2005

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)



AcrySof® ReSTOR® Intraocular Lens



- **Combines three complementary technologies (diffractive, refractive and apodization)**

- **Provides full range of functional vision while minimizing unwanted photic disturbances**

- **Provides excellent clinical outcomes and quality of life**

       

Percent of Patients "Never" Using Glasses


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of Patients
80.0%
41.0%
25.8%
8.0%
ReSTOR®
Array
Crystalens
Monofocal
Never
Overall Spectacle Wear

Note: Data from FDA approved product labels

2005 AcrySof® ReSTOR® Guidance

- **Global Sales range from $35 to $45 million**

  – **Pricing outside Government reimbursement**

  – **Included in previous and updated guidance**



First Quarter Financial Results

	Q1 05	% Growth	% of Sales
Sales	$1,070.5	11.1%	100.0%
Gross Margin	$ 781.9	16.0%	73.0%
Operating Profit	$ 326.8	18.1%	30.5%
Income Taxes	$ 78.8	(8.3%)	N/M*
Net Earnings	$ 249.5	30.6%	23.3%

*Not Meaningful

(dollars in millions)



Sales Growth Analysis – Pharma Products

	US Pharma	Global Pharma
Reported Growth	7.2%	14.0%
Ciloxan Impact	2.5%	2.3%
Change in Cash Disc %	<u>1.3%</u>	<u>0.7%</u>
Adjusted Growth %	11.0%	17.0%

Note: Adjusted Growth % is a non-GAAP measure presented to give investors a better comparison of operations between years



Sales by Market Development

	All Markets	Developed Markets	Emerging Markets
Q1 Sales	$ 1,070.5	$ 923.5	$ 147.0
Q1 Reported Growth	11.1%	9.0%	26.7%
Percent of Sales	100.0%	86.3%	13.7%

Developed and emerging markets are defined by the United Nations.

(dollars in millions)



Balance Sheet Highlights

	3/31/05	12/31/04
Short and Long Term Borrowings	$ 1,067.4	$ 988.0
Cash and Cash Equivalents	$ 1,312.0	$ 1,093.4
Consolidated S/H Equity	$ 2,374.5	$ 2,187.9
A/R Change (From 12/31/04)	8.2%	N/A
Inventory Change (From 12/31/04)	(5.4%)	N/A

(dollars in millions)



Cash Flow Highlights

	Q1 05	Q1 04
Net Cash From Operations	$ 266.4	$ 190.6
Net Cash From Investing	$ (59.1)	$ (62.7)
Net Cash From Financing	$ 41.7	$ (275.0)

(dollars in millions)



2005 Outlook

2005 Full Year Financial Guidance

- **Sales range from $4.325 to $4.400 billion**

    - **Global growth across major product lines**

    - **Share gains from recent product launches**

    - ***Ciloxan*® patent expiration (first half of year)**

    - **Faster growth in second half of year**

      

2005 Full Year Financial Guidance

- ## EPS range from $3.25 to $3.30

  - Higher gross margin from product mix and production efficiencies

  - *Ciloxan*® patent expiration (first half of year)

  - Lower effective tax rate

  - Stock option expense delayed until 2006



Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing





